===========================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                FORM 11-K


____X_____  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

            For the fiscal year ended __December 31, 1996___

                                   OR

__________  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

            For the transition period from ____________ to ____________


Commission file number ___1-6035___



              THE TITAN CORPORATION 401(k) RETIREMENT PLAN

                         THE TITAN CORPORATION
                         3033 Science Park Road
                          San Diego, CA 92121

               (Name and address of principal executive
                    office of issuer of securities)


===========================================================================

                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 30, 1997

                                            THE TITAN CORPORATION
                                            401(k) RETIREMENT PLAN



                                            By ___________________________
                                               Eric M. DeMarco,
                                               Senior Vice President,
                                                 Chief Financial Officer


                                            By ___________________________
                                               Philip J. Englund
                                               Senior Vice President,
                                                 General Counsel and
                                                 Secretary

                           THE TITAN CORPORATION
                           401(k) RETIREMENT PLAN

                       INDEX TO FINANCIAL STATEMENTS
                                                                      Page
                                                                      ----
Report of Independent Public Accountants..........................      4

Statement of Net Assets Available for Plan Benefits
    with Fund Information as of December 31, 1996.................      5

Statement of Net Assets Available for Plan Benefits
    with Fund Information as of December 31, 1995.................      6

Statement of Changes in Net Assets Available
    for Plan Benefits with Fund Information
    for the year ended December 31, 1996..........................      7

Notes to Financial Statements.....................................      8

Supplemental Schedules:

    Schedule I  - Item 27A - Schedule of Assets Held For Investment
                             Purposes at December 31, 1996........     15
    Schedule II - Item 27D - Schedule of Reportable Transactions
                             for the year ended December 31, 1996.     16




               All other financial statements and schedules are
            omitted because they are not applicable or because the
                required information is shown in the financial
                      statements or the notes thereto.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of the Titan Corporation 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of The Titan Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits with fund information of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits with fund information for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

San Diego, California
June 27, 1997


                                         THE TITAN CORPORATION 401(k) RETIREMENT PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                   AS OF DECEMBER 31, 1996

                                                                                                                      Non-
                                                                                                                   Participant
                                              Participant Directed                                                 Directed
                         ----------------------------------------------------------------------------------  ----------------------
                                      Vanguard                           Vanguard
                                     Investment                            VMMR        Titan                   Titan
                          Vanguard    Contract    Vanguard    Vanguard      and        Common    Participant  Common
                         Wellesley     Trust     Windsor II World - U.S.   Other       Stock       Loans       stock       Total
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS:

Investments, at fair value:

  The Titan Corporation
    Common Stock        $       --- $       --- $       --- $       --- $       --- $ 1,576,907 $       --- $ 3,472,468 $ 5,049,375
  Vanguard Funds         11,331,474  15,788,254  12,922,871  11,254,018   1,770,134         ---         ---         ---  53,066,751
  Short-term Investments        ---         ---         ---         ---         ---      18,463         ---         ---      18,463
  Participant Loans           5,644       4,040       5,734       6,729       1,246       3,927   2,080,951         ---   2,108,271
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total Investments    11,337,118  15,792,294  12,928,605  11,260,747   1,771,380   1,599,297   2,080,951   3,472,468  60,242,860
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Receivables for:

  Employee contributions     44,808      25,987      68,749      59,517      12,227       4,454         ---         ---     215,742
  Employer contributions     10,079       5,911      15,460      13,421       2,778      13,318         ---      60,966     121,933
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

    Total receivables        54,887      31,898      84,209      72,938      15,005      17,772         ---      60,966     337,675
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

  Total Assets           11,392,005  15,824,192  13,012,814  11,333,685   1,786,385   1,617,069   2,080,951   3,533,434  60,580,535

LIABILITIES:

Accrued investment and
  administrative expenses       722      18,726          42         111         190         ---         ---         ---      19,791
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS     $11,391,283 $15,805,466 $13,012,772 $11,333,574 $ 1,786,195 $ 1,617,069 $ 2,080,951 $ 3,533,434 $60,560,744
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

The accompanying notes are an integral part of these financial statements.

                                      THE TITAN CORPORATION 401(k) RETIREMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                               AS OF DECEMBER 31, 1995

                                                                                                                      Non-
                                                                                                                   Participant
                                              Participant Directed                                                 Directed
                         ----------------------------------------------------------------------------------  ----------------------
                                      Vanguard                           Vanguard
                                     Investment                            VMMR        Titan                   Titan
                          Vanguard    Contract    Vanguard    Vanguard      and        Common    Participant  Common
                         Wellesley     Trust     Windsor II World - U.S.   Other       Stock       Loans       stock       Total
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS:

Investments, at fair value:

  The Titan Corporation
    Common Stock        $       --- $       --- $       --- $       --- $       --- $ 1,730,666 $       --- $ 6,926,330 $ 8,656,996
  Vanguard Funds         10,845,522  15,132,495   9,202,174   8,152,923   1,274,080         ---         ---         ---  44,607,194
  Short-term Investments        ---         ---         ---         ---         ---     162,056         ---         ---     162,056
  Participant Loans           8,640       9,970       6,302       6,531         997       6,501   2,009,967         ---   2,048,908
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total Investments    10,854,162  15,142,465   9,208,476   8,159,454   1,275,077   1,899,223   2,009,967   6,926,330  55,475,154
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Receivables for:

  Employee contributions     53,973      41,052      63,639      54,733      15,713       9,906         ---         ---     239,016
  Employer contributions     19,654      13,491      23,843      19,314       5,072       4,009         ---      85,526     170,909
  Transfer of funds          31,598    (111,854)     26,877      23,807       3,755      25,817         ---         ---         ---
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

    Total receivables/      105,225     (57,311)    114,359      97,854      24,540      39,732         ---      85,526     409,925
      (payables)         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

  Total Assets           10,959,387  15,085,154   9,322,835   8,257,308   1,299,617   1,938,955   2,009,967   7,011,856  55,885,079

LIABILITIES:

Accrued investment and
  administrative expenses       969      24,991          44         140         229         ---         ---         ---      26,373
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS     $10,958,418 $15,060,163 $ 9,322,791 $ 8,257,168 $ 1,299,388 $ 1,938,955 $ 2,009,967 $ 7,011,856 $55,858,706
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

<FOOTNOTE>
The accompanying notes are an integral part of these financial statements.

                                       THE TITAN CORPORATION 401(k) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                                      Non-
                                                                                                                   Participant
                                              Participant Directed                                                 Directed
                         ----------------------------------------------------------------------------------  ----------------------
                                      Vanguard                           Vanguard
                                     Investment                            VMMR        Titan                   Titan
                          Vanguard    Contract    Vanguard    Vanguard      and        Common    Participant  Common
                         Wellesley     Trust     Windsor II World - U.S.   Other       Stock       Loans       stock       Total
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Contributions:

  Employee              $   701,451 $   452,321 $   981,160 $   827,104 $   178,881 $   117,114 $       --- $       --- $ 3,258,031
  Employer                  179,710     123,554     243,882     208,403      51,909      46,652         ---     847,568   1,701,678
  Rollovers                 157,828      53,869     268,783     154,366      39,202      18,434         ---         ---     692,482
  Asset transfers in
    from PSI Plan           285,752   1,135,624     378,165     589,279     804,550      24,108      18,275         ---   3,235,753
  Miscellaneous receipts        ---       1,613         ---         ---         ---         ---         ---         ---       1,613
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total contributions   1,324,741   1,766,981   1,871,990   1,779,152   1,074,542     206,308      18,275     847,568   8,889,557
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

  Investment income:

  Vanguard Funds            954,080     942,458     906,061     830,973     101,853         ---         ---         ---   3,735,425
  Interest                      ---         ---         ---         ---         ---       1,208     182,104         ---     183,312
  Investment and
    administrative
    expenses                 (2,193)    (57,031)       (138)       (351)       (601)        ---         ---         ---    (60,314)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net investment income   951,887     885,427     905,923     830,622     101,252       1,208     182,104         ---   3,858,423
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net realized gain/(loss)
  on sale of investments    (17,296)        ---     159,367     216,530         ---      18,070         ---    (433,701)   (57,030)

Change in cost due to prior
  period adjustments        269,053         ---     404,556     121,713     130,166         ---     211,732         ---   1,137,220

Net change in unrealized
  gain/loss, appreciation/
  depreciation of
  investments                85,041         ---   1,400,513   1,223,144         ---    (907,849)        ---  (3,341,898)(1,541,049)

Transfers (to) from
  other funds              (830,589)    140,929     318,081     305,087    (456,946)    467,861    (121,480)    177,057          0

Withdrawals and
  distributions to
  withdrawing and
  terminated
  participants           (1,349,972) (2,048,034) (1,370,449) (1,399,842)   (362,207)   (107,484)   (219,647)   (727,448)(7,585,083)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE)     432,865     745,303   3,689,981   3,076,406     486,807    (321,886)     70,984  (3,478,422)  4,702,038

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:

BEGINNING OF YEAR        10,958,418  15,060,163   9,322,791   8,257,168   1,299,388   1,938,955   2,009,967   7,011,856  55,858,706
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

END OF YEAR             $11,391,283 $15,805,466 $13,012,772 $11,333,574 $ 1,786,195 $ 1,617,069 $ 2,080,951 $ 3,533,434 $60,560,744
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
<FOOTNOTE>
The accompanying notes are an integral part of the financial statements.

                           THE TITAN CORPORATION
                           401(k) RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION AND RELATED INFORMATION

General
-------
The Titan Corporation (the "Company") maintains the Titan Corporation 401(k) Retirement Plan (the "Plan"), a defined contribution plan, for its employees and employees of the subsidiaries and divisions that adopt the Plan upon the approval of the respective Boards of Directors. The Plan is designed to encourage and assist employees in a long range savings program by providing a mechanism by which employee and employer contributions to the Plan are invested for the benefit of the employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

The Plan became effective on May 1, 1984. The Trustee of the Plan, which is responsible for the administration of the trust fund under the terms of a trust agreement, is Vanguard Fiduciary Trust Company ("Vanguard"). The Company is the Plan Administrator and has full power to administer the Plan and apply all of its provisions on behalf of participating employees. The Plan Administrator has appointed a committee of five members (the "Committee") consisting of Company employees to perform these duties with respect to the operation of the Plan.

Effective January 1, 1996, the Plan was amended to allow the participants of the Pulse Sciences, Inc./Beta Development Amended and Restated Employees Profit Sharing Plan (the "PSI Plan") to participate in the Plan.
Accordingly, the net assets of the PSI Plan (approximately $3,235,753) were merged into the Plan.

Participation
-------------
Participation by eligible employees in the Plan is voluntary and is available to each employee of the companies which have adopted the Plan. Eligibility begins on any entry date (January 1, April 1, July 1 and October 1) on or after attainment of age 21.

Contributions
-------------
Participants may make tax deferred contributions of between 1% and 10% of their annual compensation to a maximum dollar amount established by the IRS. Tax deferred contributions are subject to certain limitations provided by the IRS. Deferred contributions are matched by the employer at 100% of the first 5% of salary deferred by the participant. Eligibility for employer matching contributions begins on any entry date on or after the earlier of six (6) months of participation in the Plan or attainment of age 21 and completion of a period of service of twelve (12) months.

With the approval of the Committee, a participant may contribute (rollover) to the Plan all or a portion due to the participant from another plan qualified under Section 401(a) of the Internal Revenue Code ("Code"). Rollover contributions are not matched in whole or in part by the employer.

In addition to matching contributions, the employer may elect to contribute discretionary amounts to the Plan as determined by the Board of Directors of the employer. These discretionary contributions are allocated to participants employed on the last day of the plan year generally based upon the ratio that each participant's compensation of the contributing employer bears to the aggregate of all such participants' compensation with adjustments for social security wage base.

Separate accounts are maintained in the name of each participant for prior profit sharing plan contributions, deferred contributions, voluntary contributions, rollover contributions, employer matching contributions and employer discretionary contributions. Each account is credited with contributions, adjusted for investment results and charged with withdrawals.

The Company may contribute treasury shares of The Titan Corporation common stock to the Titan Common Stock Fund in lieu of cash. During 1996, the Company contributed 172,581 treasury shares valued at the market price on the date of contribution.

Vesting
-------
The value of a participant's M/A-COM Government Systems, Inc. merger account, California Research and Technology, Inc. merger account, Advanced Digital Systems, Inc. merger account and all employer matching and discretionary contributions will vest in increments over the participant's first five years of employment, as defined, after which full vesting occurs. Each participant's deferred, voluntary, prior profit sharing account and Spectron Merger Account and rollover contributions (and the related net investment income or losses) are fully vested as contributions are made and net investment income or losses are allocated to the participant's account.

Termination of Employment Benefits and Forfeitures
--------------------------------------------------
If a participant's employment is terminated for reasons other than retirement, disability or death, benefits payable will be equal to the vested value of the participant's accounts. Forfeited amounts are first used to pay administrative expenses, second to restore forfeitures of reemployed participants and third as an offset to employer matching contributions. Forfeitures of employer contributions totaled $246,707 for the year ended December 31, 1996.

Fund balances for employees that have been terminated and requested payouts that are in various stages of processing and approval but not yet paid out have been included in the Statement of Net Assets Available For Plan Benefits With Fund Information. They will be reflected in the Statement of Changes in Net Assets Available for Plan Benefits With Fund Information when actually paid. At December 31, 1996 and 1995, these amounts were $252,699 and $90,776, respectively.

Distributions and Withdrawals
-----------------------------
Distributions are generally made upon termination of employment, including retirement, disability or death. Benefits payable upon retirement or other termination are made as a single lump sum cash payment or in substantially equal monthly installments, except for distributions from the Titan Common Stock Fund which are made in either shares of The Titan Corporation common stock (see Note 3) or cash as elected by the participant. Benefits payable upon death are made in a lump sum cash payment, except for distributions from The Titan Common Stock Fund which are distributed in cash or stock as elected by the participant or beneficiary. Participants with balances from the M/A-COM Government Systems, Inc. merger account are subject to different rules regarding the distribution of those funds. When a participant terminates employment for any reason except for the attainment of age 65, and the value of the vested portion of a participant's account exceeds $3,500, the participant must consent to the receipt of the distribution. If the participant does not consent to the receipt of the distribution, the distribution shall commence upon reaching age 65. The Plan makes automatic distributions of all remaining funds to participants that have attained the age of seventy and one half.

Participants may also elect to withdraw in cash all or a portion of the value of the voluntary contribution account upon providing 30 days written notice to the Committee. Participants may withdraw the value of the deferred contributions account, upon providing 30 days written notice to the Committee, to the extent necessary to meet a financial hardship, as defined in accordance with the regulations or rulings of the Code. After withdrawal, certain periods of time, as required under the Plan, must lapse before a participant can make additional deferred contributions.

Loans
-----
Participants may obtain loans from the Plan subject to written application to and approval by the Committee. The amount of a participant loan may not exceed the lesser of: 1) $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan is made), or 2) one-half the present value of the participant's vested interest in his or her accounts. Repayment is made over a period not to exceed five years (except for loans for the purchase of a participant's principal residence). The loan must be repayable in substantially level payments, with payments not less frequently than quarterly. Interest is charged at a rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Loan disbursements are made from the borrowing participant's individual deferred and voluntary contributions accounts as directed by the participant. Upon disbursement, the loan balance is transferred from the applicable investment fund (s) to a separate loan fund (participant loan receivable) until repayment.

Termination of Plan
-------------------
The Company may elect to amend or terminate the Plan at any time. In the event of a Plan termination, the balance in each participant account becomes 100% vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments
------------------------
Vanguard Funds are valued by Vanguard each business day.


Mutual Funds

Deposits to the Vanguard Mutual Funds are used to buy shares from a diversified portfolio of securities. Securities listed on any securities exchange are valued at the last sale price as of each valuation date. Securities not listed or trades as of the close of trading on the valuation date are valued at the latest quoted bid price of a dealer who regularly trades in the security being valued.

Investment transactions are accounted for on the date the shares in the funds are purchased or sold. Realized gains and losses on shares sold are computed based on the weighted average cost of the shares held.


Vanguard Investment Contract Trust

Deposits to the Vanguard Investment Contract Trust are used by the Plan to purchase an interest in various contracts negotiated by Vanguard and several insurance companies and financial institutions which are valued at cost plus net investment income.

Income Tax Status
-----------------
The plan obtained its latest determination letter on June 30, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Investment and Administrative Expenses
--------------------------------------
Substantially all costs and expenses incurred in connection with the administration of the Plan are paid by the Plan. Expenses include, but are not limited to, trustee, actuarial, accounting, legal, and investment advisory fees. Brokerage fees relating to the purchase or sale of investments are added to the cost thereof or deducted from the proceeds thereof, respectively.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. INVESTMENT PROGRAMS

Participants elect from the following investment funds in which their contributions, employer discretionary contributions and one-half of the matching contributions are to be invested by the Trustee of the Plan:


Wellesley Income Fund

A Vanguard mutual fund consisting of bonds and stocks. Bonds will normally constitute 60%-65% of fund assets and common stock will constitute \ 35%-40% of fund assets.


Vanguard Investment Contract Trust

A fund invested primarily in investment contracts issued by insurance companies and commercial banks, and other similar types of fixed principal investments. The principal and interest of these contracts are obligations of the issuing companies. For liquidity purposes, the Trust also invests in short-term U.S. Government obligations and repurchase agreements collateralized by U.S. Government obligations or federally insured deposits.


Windsor II

A Vanguard mutual fund consisting of common stocks that, in the opinion of the fund's investment advisor, are under-valued in the marketplace.


World - U.S. Growth

A Vanguard mutual fund consisting of common stocks of U.S. companies whose prospects for growth and appreciation are believed by its investment advisor to be favorable.


Titan Common Stock Fund

A fund consisting of The Titan Corporation common stock, par value $.01 per share.


Prime Money Market Reserves Fund (VMMR Fund)

A Vanguard money market fund consisting of negotiable certificates of deposit, banker's acceptances, commercial paper, and other short-term corporate obligations.

Each participant may specify that his deferral contributions be invested entirely in one fund or divided among the funds in multiples of 10% of his contributions. Participants may elect in which fund to invest 50% of the employer matching contribution. The remaining 50% of the employer matching contribution is mandatorily invested in the Titan Common Stock Fund. Employer discretionary contributions are allocated to any of the six investment funds in 10% increments as directed by each participant. Once per calendar quarter, each participant may elect to transfer balances accumulated in one fund to another fund in 10% increments, and make changes in investment allocations of prospective contributions. Employees may change their contribution percentages quarterly as of January 1, April 1, July 1 and October 1.


4. PARTY-IN-INTEREST AND 5 PERCENT REPORTABLE TRANSACTIONS

No prohibited transactions with "parties-in-interest", as defined under the Employee Retirement Income Security Act of 1974 ("ERISA"), occurred during the year ended December 31, 1996.

Five percent reportable transactions, as defined under ERISA, which occurred during the year ended December 31, 1996, are summarized in
Schedule II.


5. NET REALIZED GAIN (LOSS) ON SALE OF INVESTMENTS

A summary of the aggregate costs, proceeds and net gain (Loss) on sale of investments for the year ended December 31, 1996, is as follows:

                          Revalued        Net         Net Gain
                          Cost (a)      Proceeds       (Loss)
                         ----------    ----------    ----------
Equity investments      $10,713,949   $11,072,550   $   358,601
The Titan Corporation
   Common Stock           1,481,137     1,065,506      (415,631)
                         ----------    ----------    ----------
                        $12,195,086   $12,138,056   $   (57,030)
                         ==========    ==========    ==========

(a) Market value at beginning of year or cost of current year purchases.

	During 1996, the Trustee (Vanguard) regularly purchased and sold interests in short-term investment funds of the Trustee, investments in guaranteed investment contracts with insurance companies and financial institutions and units of Vanguard GIC and mutual funds. These transactions are not reflected in the foregoing amounts since the related investment return consisted solely of interest and investment income, with no resulting gain or loss.

6. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following investments exceeded 5 percent of total net assets as of December 31, 1996 and 1995:

                                     1996            1995
                                  ----------      ----------
Vanguard Wellesley              $ 11,391,283    $ 10,958,418
Vanguard Investment
   Contract Trust                 15,805,466      15,060,163
Vanguard Windsor II               13,012,772       9,322,791
Vanguard World - U.S.Growth       11,333,574       8,257,168
Titan Common Stock                 5,150,503       8,950,811

                                                               SCHEDULE I

                           THE TITAN CORPORATION
                             (EIN 95-2588754)
                          401(k) RETIREMENT PLAN

         ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            December 31, 1996

                                                                       Market
Identity of Issuer     Description of Investment         Cost          Value
------------------     -----------------------------   ----------    ----------
Vanguard               552,485.302 shares of          $10,152,288   $11,331,474
                       Wellesley Income Fund

Vanguard               15,788,253.590 shares of        15,788,254    15,788,254
                       Vanguard Investment Contract
                       Trust

Vanguard               542,294.208 shares of            9,812,436    12,922,871
                       Vanguard Windsor II

Vanguard               474,052.967 shares of            8,032,733    11,254,018
                       Vanguard World US Growth Fund

Vanguard               1,770,134.390 shares of          1,770,134     1,770,134
                       VMMR Prime Portfolio

Titan Corporation      1,496,111 shares of Titan        6,030,744     5,067,838
                       Common Stock Fund
                       and Short-term Investments

Participant Loans      5.88% - 11.53%                   2,108,271     2,108,271
                                                       ----------    ----------
                                                      $53,694,860   $60,242,860
                                                       ==========    ==========

                                                               SCHEDULE II

                          THE TITAN CORPORATION
                             (EIN 95-2588754)
                          401(k) RETIREMENT PLAN

              ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1996

                         Purchases                  Sales
                   ----------------------   ----------------------
                              Number of                Number of
Description          Amount  Transactions     Amount  Transactions    Cost       Net Gain
--------------     --------- ------------   --------- ------------  ---------   -----------
Wellesley
Income Fund       $2,716,277      83       $2,567,123     121      $2,315,938   $251,185

VMMR Prime        $1,616,458     109       $1,250,569      70      $1,250,569   $      0.00

Investment
Contract Trust    $3,935,496     144       $3,279,737     119      $3,279,737   $      0.00

Titan Common
Stock             $1,979,670      68       $1,065,506     115      $  897,988   $167,518

U.S. Growth
Fund              $3,600,715     104       $2,061,008      98      $1,425,412   $635,596

Windsor II        $3,670,373      97       $1,914,112     100      $1,459,401   $454,711

                             INDEX TO EXHIBITS


                                                                       Page
                                                                       ----
Exhibit A. Summary Annual Report to Participants....................... 18

Exhibit B. Consent of Independent Public Accountants................... 19

                                                                 EXHIBIT A


                       SUMMARY ANNUAL REPORT FOR THE
                 TITAN CORPORATION 401(k) RETIREMENT PLAN

This is a summary of the annual report for the TITAN CORPORATION 401(k) RETIREMENT PLAN, Employer Identification Number 95-2588754, for the period ended December 31, 1995. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT
-------------------------
Benefits under the plan are provided by a trust. Plan expenses were $10,212,656, which represent $10,141,209 of benefits paid to participants and beneficiaries and $71,447 of administrative expenses. A total of 1,273 persons were participants or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, were $55,858,706 as of December 31, 1995, compared to $50,487,013 as of December 31, 1994. During the plan year the plan experienced an increase in its net assets of $5,371,693. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $15,584,349, including employee contributions and rollovers of $3,787,869, earnings from investment of $173,136 and employer contributions of $1,866,566.

YOUR RIGHTS TO ADDITIONAL INFORMATION
-------------------------------------
You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report.

          1. An Accountant's report;
          2. Assets held for investment; and
          3. Transactions in excess of 5 percent of plan assets.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Poppy-Anne Koch, Manager, Employee Benefits, at the Titan Corporation, 3033 Science Park Road, San Diego, CA 92121 - telephone
(619) 552-9507. The charge to cover the copying costs will be $2.50 for the full annual report, or $.25 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, 3033 Science Park Road, San Diego, CA 92121, and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Request to the Department should be addressed to Public Disclosure Room, N4677, Pension and Welfare Benefit Programs, Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20216.

                                                                 EXHIBIT B

                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                -----------------------------------------
As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Titan Corporation 401(k) Retirement Plan into the Titan Corporation's previously filed Registration Statement File No. 33-4041 for the Plan.



                                                       Arthur Andersen LLP

San Diego, California
June 30, 1997